Filed by Great Pee Dee Bancorp, Inc.
                                                            pursuant to Rule 425
                                                        under the Securities Act
                                                        of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                                                            under the Securities
                                                            Exchange Act of 1934

                                    Subject Company: Great Pee Dee Bancorp, Inc.
                                               Commission File Number: 000-23521

                                  News Release

              First Bancorp to Acquire Great Pee Dee Bancorp, Inc.


Thursday, July 12, 2007 (For Immediate Release)
-----------------------------------------------

     Troy, North Carolina and Cheraw, South Carolina - First Bancorp (NASDAQ -
FBNC) and Great Pee Dee Bancorp, Inc. (NASDAQ - PEDE) ("Great Pee Dee") jointly announce the signing of a definitive merger agreement providing for the merger of Great Pee Dee into First Bancorp. The terms of the agreement call for shareholders of Great Pee Dee to receive 1.15 shares of First Bancorp stock for each share of Great Pee Dee stock they own. Based on Thursday's closing price of First Bancorp's common stock of $18.28, the transaction represents a price of $21.02 per share of Great Pee Dee's common stock and a total transaction value of approximately $38.2 million. See the attached exhibit for additional merger terms and estimated impact on First Bancorp book value and earnings per share.

     First Bancorp is the holding company for First Bank, a community bank headquartered in Troy, North Carolina with approximately $2.1 billion in total assets. First Bank has 69 branches, with 62 branches operating in a twenty-one county market area in the central piedmont and coastal regions of North Carolina, three branches in Dillon County, South Carolina, and four branches in Virginia (Abingdon, Dublin, Radford, and Wytheville), where First Bank does business as First Bank of Virginia. The Company also has a loan production office in Blacksburg, Virginia.

     Great Pee Dee is the holding company for Sentry Bank and Trust, a three-branch community bank headquartered in Cheraw, South Carolina, with two branches in Cheraw and one branch in Florence, South Carolina. At March 31, 2007, Great Pee Dee had total assets of $219 million, total loans of $188 million, total deposits of $153 million, and total shareholders' equity of $27.3 million.

     Jerry L. Ocheltree, President and CEO of First Bancorp, states, "We are delighted to be joining with such a fine company that is so well respected in its market area. Cheraw and Florence represent natural extensions of First Bank's branch network and will help to solidify our presence in the I-95 corridor of South Carolina. We look forward to serving the customers of Sentry Bank and Trust and providing them with additional products and services."

     Mr. Ocheltree also noted that John S. Long, the current president of Great Pee Dee, will remain with First Bancorp as an executive vice president, leading First Bank's growth in the Cheraw and Florence markets and surrounding areas. "I have known John now for several years and admire him as a banker and as a person. I look forward to working with him, and I congratulate him, the Great Pee Dee Board of Directors, and the employees of Sentry Bank and Trust for their excellent company," stated Mr. Ocheltree.

     Mr. Ocheltree added, "The additional capital that this transaction will provide is important to First Bancorp. The high growth we have experienced in recent years has reduced our capital levels to a point where we were beginning to study the possibility of a common stock offering. The capital created by this transaction will help to replenish our capital base and allow for continued growth."

     Mr. Long spoke on behalf of the employees and Board of Directors of Great Pee Dee, "We are very pleased to be merging with First Bancorp. It is a community-oriented institution which, much like Sentry Bank and Trust, distinguishes itself with its focus on customer service. Our cultures are very similar and therefore are a good fit for each other. We believe that by joining with First Bank, we will be able to continue to focus on our customers, while also providing benefits to our shareholders."

     Mr. Ocheltree continued, "We don't take lightly the responsibility we have to our customers. We know that Sentry Bank and Trust has served Cheraw and surrounding markets well since 1935." Addressing the customers of Sentry Bank and Trust, Mr. Ocheltree stated, "We will do everything we can to continue to earn your business and loyalty. Like your bank, we have also been in business since 1935, and we take great pride in providing the best in customer service. Each of Sentry Bank's offices will remain open as branches of First Bank, so you can expect to be served by the same friendly employees in the same friendly manner. We'll be in close communication with you regarding the transition to First Bank when the time nears, which we expect will be sometime this winter. "

     The transaction is expected to be consummated late in the fourth quarter of this year or early in the first quarter of 2008. The transaction is intended to qualify as a tax-free reorganization, and is subject to regulatory approval and approval by Great Pee Dee's shareholders.

     This news release contains forward-looking statements, including statements about future operating results and other forward-looking information for First Bancorp and Great Pee Dee Bancorp, Inc. These statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As such, the statements involve significant risks and uncertainties. Actual results may differ materially due to such factors as:
(1) expected cost savings from the merger not materializing within the expected time frame; (2) revenues following the merger not meeting expectations; (3) failure to retain the customer bases of the two institutions following the merger; (4) competitive pressures among financial institutions increasing significantly; (5) costs or difficulties related to the integration of the businesses of First Bancorp and Great Pee Dee Bancorp, Inc. being greater than anticipated; (6) general economic conditions being less favorable than anticipated; (7) legislation or regulatory changes adversely affecting the business in which the combined company will be engaged; and (8) the timing of the completion of the transactions.

     First Bancorp will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Bancorp and Great Pee Dee, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by First Bancorp also can be obtained, when available and without charge, by directing a request to First Bancorp, Attention: Anna Hollers, Investor Relations, P.O. Box 508, Troy, North Carolina, 27371, (910) 576-6171, or to Great Pee Dee Bancorp, Inc., Attention: John Digby, Chief Financial Officer, 901 Chesterfield Highway, Cheraw, South Carolina 29520, (843) 537-7656.

     Great Pee Dee, First Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Pee Dee in connection with the acquisition. Information about the directors and executive officers of Great Pee Dee and their ownership of Great Pee Dee common stock is set forth in Great Pee Dee's most recent proxy statement as filed with the SEC, which is available at the SEC's Internet site (http://www.sec.gov) and at Great Pee Dee's address in the preceding paragraph. Information about the directors and executive officers of First Bancorp is set forth in First Bancorp's most recent proxy statement filed with the SEC and available at the SEC's Internet site and from First Bancorp at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.


Contacts:    First Bancorp - Jerry L. Ocheltree - (910) 576-6171
             Great Pee Dee Bancorp - John S. Long - (843) 537-7656

                      First Bancorp - Great Pee Dee Bancorp
                      Summary of Merger Transaction Terms*



Consideration = 100% stock-for-stock exchange

Exchange ratio = 1.15 shares of First Bancorp common stock for each share of Great Pee Dee common stock

Structure = Tax-free reorganization. Merger of Great Pee Dee into First Bancorp.

Board of Directors = 1 director of Great Pee Dee to join First Bancorp Board of
     Directors. Advisory board to be established with remaining Great Pee Dee board members.

Stock price collar = The Great Pee Dee Board of Directors may elect to terminate the transaction if the 20 day average price of First Bancorp common stock during the measurement period (as defined in the merger agreement) is less than $16.50 per share. If this occurs, First Bancorp can nullify the termination by adding stock and/or cash in an amount that would equate to a value of $18.975 per Great Pee Dee share ($16.50 x 1.15).

Pro-forma accretion to First Bancorp March 31, 2007 stated book value per share = $0.88

Pro-forma accretion to First Bancorp March 31, 2007 tangible book value per share = $0.33

Projected cost savings = $2.0 million (41% of Great Pee Dee noninterest expenses reported for the twelve months ended March 31, 2007)

Projected Impact to First Bancorp's 2008 GAAP EPS Assuming Full Realization of
     Cost Saves and No Leveraging of Excess Capital Generated in the Transaction = $0.01 dilution (includes $0.03 per share positive impact of estimated purchase accounting adjustments)

Pro-forma projected annual dividends per share to Great Pee Dee shareholders = $0.87 (35.9% increase)

Financial Advisor to First Bancorp - Raymond James & Associates, Inc. Financial Advisor to Great Pee Dee Bancorp - Howe Barnes Hoefer & Arnett, Inc.

Legal Counsel to First Bancorp - Robinson, Bradshaw & Hinson
Legal Counsel to Great Pee Dee Bancorp - Luse Gorman Pomerenk & Schick


* Please see the merger agreement to be filed on Form 8-K with the SEC by both companies within four business days for the exact merger terms.